Supplement filed pursuant to Rule 253(g)(2)

File No. 024-11077

SUPPLEMENT NO. 4 DATED November 18, 2022

TO OFFERING CIRCULAR DATED NOVEMBER 18, 2021

CalTier Fund I, LP

CalTier Fund I, LP has filed a new offering statement with additional information, which can be found HERE.